Exhibit 99.1

YM BioSciences Announces Nimotuzumab Data to be Reported at 2011 ECCO-ESMO Conference

MISSISSAUGA, Canada – September 26, 2011 – YM BioSciences Inc. (NYSE Amex: YMI, TSX: YM), a drug development company advancing a diverse portfolio of hematology and cancer-related products, today announced that data from several clinical trials of nimotuzumab are scheduled be reported at the 2011 European Multidisciplinary Cancer Congress (ECCO-ESMO), September 23-27, 2011, in Stockholm, Sweden.

A poster presentation entitled “Phase 2 study of nimotuzumab in combination with concurrent chemoradiotherapy (CRT) in patients with locally advanced non-small cell lung cancer (NSCLC)” is scheduled to be presented at the poster session "Lung Cancer-Localised/Local Regional” on Monday, September 26th, 2011 from 14:00 to 16:30pm (Abstract No. 9044; Poster Board 033).

A poster presentation entitled “Nimotuzumab and Vinorelbine Concomitantly to Radiation and as Maintenance for Diffuse Pontine Glioma in Childhood: Promising Results on a Series of 13 Patients” is scheduled to be presented at the poster session “Paediatric Oncology” on Sunday, September 25th, 2011 from 14:00 to 16:30pm (Abstract No. 4125; Poster Board 408).

A poster presentation entitled “Nimotuzumab in Combination with Chemotherapy in the Patients with Advanced Non-small Cell Lung Cancer” is scheduled to be presented at the poster session "Lung Cancer-Metastatic” on Monday, September 26th, 2011 from 14:00 to 16:30pm (Abstract No. 9124; Poster Board 113).

A poster presentation entitled “Pilot Study of Target Therapy With EGFR Antibody (Nimotuzumab) in Patients With Unresectable Head and Neck Cancer” is scheduled to be presented at the poster session "Head and Neck Cancer” on Sunday, September 25th, 2011 from 9:30am to 12:00pm (Abstract No. 8588; Poster Board 081).

About Nimotuzumab
Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side effect profile over currently marketed EGFR-targeting antibodies. Nimotuzumab reportedly has been approved in 27 countries and more than 15,500 patients have been treated with the drug to date in 35 countries.

Nimotuzumab is licensed to YM’s majority-owned joint venture, CIMYM BioSciences Inc., for Western and Eastern Europe, North America and Japan, as well as Australia, New Zealand, Israel and certain Asian and African countries. The drug is currently being evaluated in several Phase II and III trials in these major markets by various licensees of the drug.

About YM BioSciences
YM BioSciences Inc. is a drug development company advancing three clinical-stage products: CYT387, a small molecule, dual inhibitor of the JAK1/JAK2 kinases; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a vascular disrupting agent (VDA).

CYT387 is an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. CYT387 is currently in a Phase I/II trial in myelofibrosis. Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side-effect profile over currently marketed EGFR-targeting antibodies. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide. CYT997 is an orally-available small molecule therapeutic with dual mechanisms of vascular disruption and cytotoxicity, and has completed a Phase II trial in glioblastoma multiforme. In addition to YM’s three clinical stage products, the Company has a library of novel compounds identified through internal research conducted at YM BioSciences Australia.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that CYT387, nimotuzumab and CYT997 will generate positive efficacy and safety data in ongoing and future clinical trials, and that YM and its various partners will complete their respective clinical trials and disclose data within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith
VP Corporate Communications
YM BioSciences Inc.
Tel.  +1 905.361.9518
jsmith@ymbiosciences.com